Exhibit 1

Trading Symbols (TSX-V: LM; OTC BB: LMDCF) 151 Bloor St West Suite 703 Toronto, Ontario Canada M5S 1S4 Tel : 416.927.7000 Fax : 416.927.1222 www.lingomedia.com

Lingo Media Corporation

Form 51 – 102 F1

Management Discussion & Analysis

Second Quarter Ended June 30, 2013

August 29, 2013

MANAGEMENT DISCUSSION & ANALYSIS

FOR THE SECOND QUARTER ENDED JUNE 30, 2013

Notice to Reader

The following Management Discussion & Analysis ("MD&A") of Lingo Media Corporation (the "Company" or "Lingo Media") and its financial condition and results of operations, prepared as of August 29, 2013, should be read in conjunction with the Company's Condensed Consolidated Interim Financial Statements and accompanying notes for the six months ended June 30, 2013, which have been prepared in accordance with International Financial Reporting Standards are incorporated by reference herein and form an integral part of this MD&A.  All dollar amounts are in Canadian Dollars unless stated otherwise. These documents can be found on the SEDAR website www.sedar.com.

Our MD&A is intended to enable readers to gain an understanding of Lingo Media’s current results and financial position. To do so, we provide information and analysis comparing the results of operations and financial position for the current period to those of the preceding comparable three month period. We also provide analysis and commentary that we believe is required to assess the Company's future prospects. Accordingly, certain sections of this report contain forward-looking statements that are based on current plans and expectations. These forward-looking statements are affected by risks and uncertainties that are discussed in this document and that could have a material impact on future prospects. Readers are cautioned that actual results could vary.

Cautions Regarding Forward-Looking Statements

This MD&A contains certain forward-looking statements, which reflect management’s expectations regarding the Company’s results of operations, performance, growth, and business prospects and opportunities.

Statements about the Company’s future plans and intentions, results, levels of activity, performance, goals or achievements or other future events constitute forward-looking statements. Wherever possible, words such as "may," "will," "should," "could," "expect," "plan," "intend," "anticipate," "believe," "estimate," "predict," or "potential" or the negative or other variations of these words, or similar words or phrases, have been used to identify these forward-looking statements. These statements reflect management’s current beliefs and are based on information currently available to management as at the date hereof.

Forward-looking statements involve significant risk, uncertainties and assumptions. Many factors could cause actual results, performance or achievements to differ materially from the results discussed or implied in the forward-looking statements. These factors should be considered carefully and readers should not place undue reliance on the forward-looking statements. Although the forward-looking statements contained in this MD&A are based upon what management believes to be reasonable assumptions, the Company cannot assure readers that actual results will be consistent with these forward-looking statements. These forward-looking statements are made as of the date of this MD&A, and the Company assumes no obligation to update or revise them to reflect new events or circumstances, except as required by law. Many factors could cause the actual results, performance or achievements of the Company to be materially different from any future results, performance or achievements that may be expressed or implied by such forward-looking statements, including: general economic and market segment conditions, competitor activity, product capability and acceptance, international risk and currency exchange rates and technology changes. More detailed assessment of the risks that could cause actual results to materially differ than current expectations is contained in the "Quantitative and Qualitative Disclosures of Market Risk" section of this MD&A.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Summary Description of Lingo Media

Lingo Media is an ESL industry acquisition company that is Changing the way the world learns English, focused on English language learning ("ELL") on an international scale through its four subsidiaries: ELL Technologies Limited (“ELL Technologies”); Parlo Corporation (“Parlo”); Speak2Me Inc. (“Speak2Me”); and Lingo Learning Inc. (Lingo Learning”). ELL Technologies is a globally-established ELL multi-media and online training company. Parlo is a fee-based online ELL training and assessment service. Speak2Me is a free-to-consumer advertising-based online ELL service in China. Lingo Learning is a print-based publisher of ELL programs.

As of June 30, 2013, the Company operated two distinct business segments as follows:

Print-Based English Language Learning

The Company continues to maintain its legacy business through its subsidiary Lingo Learning, a print-based publisher of English language learning programs in China since 2001. Lingo Learning has an established presence in China’s education market of over 300 million students. To date, it has co-published more than 400 million units from its library of more than 375 program titles.

Online English Language Learning

(i) Training Model

ELL Technologies, acquired in 2010, offers over 1,700 hours of interactive learning through a number of product offerings that include Scholar, Business, Business Traveler, Master, Kids, and Placement Test, and other tailor-made solutions. ELL Technologies is marketed in 22 countries through a network of distributors and earns its revenues from licensing and subscription fees.

To further leverage its Speak2Me lesson and technology platform, the Company acquired Parlo in 2009 to expand its online offerings to include fee-based spoken English training solutions for corporations, governments, and educational institutions. This fee-based training service incorporates a reporting platform in the form of a Learning Management System for HR administrators. Parlo’s spoken language learning platform has now been integrated into ELL Technologies.

(ii) Social Learning Model

Through its free-to-consumer www.Speak2Me.cn website, the Company operates an online English language learning service in China that includes a unique social learning infrastructure. This website incorporates its proven pedagogy with fun, interactive lesson modules to address the rapidly growing need for spoken English in China. Speak2Me's platform uses speech recognition technology to teach spoken English online through more than 350 targeted lessons that engage users in interactive conversations with a virtual instructor. The www.speak2me.cn website generates its revenue from its Conversational Advertising™ which allows an advertiser to embed its brand and message inside a lesson that engages a user for 2-3 minutes and from sponsorship advertising.

Revenue Recognition Policy

Lingo Learning earns royalty revenues from its key customer, People’s Education Press (“PEP”), who is China’s State Ministry of Education’s publishing arm, on the following basis:

●	Finished Product Sales – PEP prints and sells Lingo Learning’s ELL programs to provincial distributors in China; and

●	Licensing Sales – PEP licenses Lingo Learning’s ELL programs to provincial publishers who then print and sell the programs to provincial distributors in China.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Lingo Learning earns significantly higher royalties from Licensing Sales compared to Finished Product Sales.

In accordance with the co-publishing agreement between PEP and Lingo Learning, PEP pays to Lingo Learning a royalty on sales of textbooks and supplemental products called Finished Product Sales and PEP pays to Lingo Learning a percentage of their royalties earned on actual revenues called Licensing Sales. PEP provides Lingo Learning with sales reconciliations on a semi-annual basis, as their reporting systems are unable to provide quarterly sales information. Revenue is recognized upon the confirmation of such sales and when collectability is reasonably assured.

Royalty revenues from PEP’s audiovisual-based products are recognized upon the confirmation of sales, and when collectability is reasonably assured. Royalty revenues are not subject to right of return or product warranties. Revenues from the sale of products are recognized upon delivery and when the risk of ownership is transferred and collectability is reasonably assured.

Lingo Learning has also started earning revenue through its distribution of the Scholar program. Revenue is recognized upon delivery of materials and collectability is reasonably assured.

ELL Technologies has now fully-integrated Parlo into its offerings, and it earns training revenue by developing and hosting online English language learning solutions for its customers, both off the shelf and customized solutions. Revenue is recognized upon delivery of the training courses to the end client through its distributor and when collectability is reasonably assured.

Speak2Me earns advertising revenue through its free-to-consumer advertising-based online ELL service focused on interactive English language learning in China. Speak2Me develops targeted Conversational Advertising™ lessons which are available to users of www.Speak2Me.cn free of charge. Revenues earned from Conversational Advertising™ are recognized as these lessons are featured on www.speak2me.cn and when collectability is reasonably assured.

Overall Performance

Print-Based English Language Learning

Lingo Media earned royalty revenue of $620,055 for the period ended June 30, 2013 compared to $553,213 for 2012. This amount consists of royalties generated through licensing sales from provincial distributors as a result of Lingo Media and PEP’s local marketing and teacher training initiatives. With more than 400 million copies of co-published units to date Lingo Media continues to maintain its dominant market position in the primary level English language learning school publishing market in China.

PEP continues to represent a significant portion of Lingo Media’s overall revenues and Lingo Media's management team in China is focused on maintaining and further strengthening this relationship through ongoing product revisions and updated editions of its existing titles and co-op marketing activities.

Online English Language Learning

ELL Technologies earned revenue from its portfolio of products of $95,563 for the period ended June 30, 2013, compared to $183,950 for the same period in 2012. ELL Technologies is no longer actively selling its legacy software. The Company continues the redesign of its product user interface, learning management system, and the multi-browser delivery system for desktops and tablets for the ELL Technologies suite of products including Scholar, Business, Business Traveler, Master, Kids, and Placement Test. When the redesigned suite of products is launched in the third quarter of 2013, sales and marketing efforts will resume.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Speak2Me provides sponsored Conversational Advertising™ lessons on www.speak2me.cn. Revenue earned from Conversational Advertising™ for the period ended June 30, 2013 was $Nil compared to $Nil for June 30, 2012. Speak2Me has plans to revise its product feature set and offerings with enhanced technology applications in order to enhance user engagement and experience. Speak2Me will resume sales of online advertising and sponsorships with its re-launch.

Market Trends and Business Uncertainties

Lingo Media believes that the trends in English language learning in China are strong and continue to grow. Developing countries around the world, specifically in the Far East and Latin America are expanding their mandates for the teaching of English to students, young professionals and adults. Although the outlook for learning English in China, other Far East countries, and Latin America remains positive, there can be no assurance that this trend will continue or that the Company will benefit from this trend.

General Financial Condition

Financial Highlights

As at June 30, 2013 Lingo Media had working capital of $(918,137) compared to a working capital deficiency of $(347,525) as at June 30, 2012. Total comprehensive income for the three months ended June 30, 2013 was $107,080 compared to total comprehensive loss of $(84,676) for the three months ended June 30, 2012.

	2013	2012	2011
Revenue
Print-Based English Language Learning	$620,055	$553,213	$415,809
Online English Language Learning	95,563	183,950	39,931
	715,618	737,163	455,740
Total Comprehensive Income / (Loss)	107,080	(84,676)	(1,165,770)
Income / (Loss) per Share, Basic and Diluted:	$0.005	$(0.004)	$(0.06)
Total Assets	2,052,102	2,463,715	5,160,232
Working Capital / (Deficit)	(918,137)	(347,525)	160,703
Cash (Used)/Provided - Operations	$575,406	$92,760	$(1,654,436)

The Company had cash on hand as at June 30, 2013 of $93,052 (2012 - $264,109) and continues to rely on its revenues from its recurring royalty stream, its online English language learning services, and future equity and/or debt financings to fund its operations.

Results of Operations

Revenues from print-based English language learning for the period were $620,055 compared to $553,213 for the same period in 2012. Direct costs associated with publishing revenue are kept to a minimum and has been consistent throughout the years. The Company continues to maintain its relationship with PEP and is investing in the ongoing development and revision of its existing products and marketing activities to maintain and increase its royalty revenues. During the period, Lingo Media earned $95,563 in online English language learning revenue as compared to $183,950 in the second quarter of 2012. This decrease in sales in attributed to reduced sales efforts while the product line is being re-designed. When the redesigned suite of products is launched in the third quarter of 2013, sales and marketing efforts will resume.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Selling, General and Administrative

Selling, general and administrative expenses decreased to $319,020 compared to $575,734 in 2012 for the three months ended June 30. This decrease was largely due to the rationalization of costs related to the operations of the online English language learning segment. Selling, general and administrative expenses for the two segments are segregated below.

Print-Based English Language Learning

Selling, general and administrative cost for print-based publishing increased from $262,837 in 2012 to $292,549 in 2013 primarily because of less grants recorded. The following is a breakdown of selling, general and administrative costs directly related to print-based English language learning:

	2013	2012
Sales, marketing & administration	$81,203	53,783
Consulting fees and salaries	114,727	158,170
Travel	23,301	18,335
Premises	41,050	35,918
Shareholder service	9,819	6,881
Professional fees	26,296	61,450
Less: Grants	(68,847)	(71,700)
	$227,549	$262,837

Online English Language Learning

Selling, general and administrative cost related to online English language learning was $91,471 for the period compared to $312,897 for the same period in 2012. Selling, general and administrative costs for this business unit decreased significantly in 2013 as compared to 2012 is a result of reduced sales and marketing cost while the product is undergoing a complete redesign. The Company plans to resume its sales and marketing efforts by the end of second quarter.

	2013	2012
Sales, marketing & administration	$32,006	$226,612
Consulting fees and salaries	41,468	41,070
Travel	(82)	3,591
Premises	5,735	16,091
Shareholder service	-	2,545
Professional fees	12,344	22,988
	$91,471	$312,897

Total Selling, General and Administrative Expenses	$319,020	$575,734

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Net Income (Loss)

Total comprehensive income for the second quarter was $107,080 for the period ended June 30, 2013 as compared to a loss of $(84,676) in 2012. This income (loss) can be attributed to the two operating segments and other financial costs as shown below:

Online ELL	2013	2012
Revenue	$95,563	$183,950
Expenses:
Direct cost	31,667	69,438
General & administrative	91,471	312,897
Amortization of property & equipment	773	1,191
Amortization of development costs	104,396	94,681
Income taxes and other taxes	(290)	1,586
	228,017	479,793
Segment Loss - Online ELL	(132,454)	(295,843)

Print-Based ELL	2013	2012
Revenue	620,055	553,213
Expenses:
Direct cost	14,473	-
General & administrative	227,549	262,837
Amortization of property & equipment	1,181	660
Income taxes and other taxes	97,248	82,831
	340,451	346,328
Segment Income – Print-Based	279,604	206,885

Other
Foreign exchange	49,603	35,131
Interest and other financial expenses	(55,368)	(32,036)
Share-based payments	(18,103)	(13,057)
Other comprehensive income	(16,202)	14,245
	(40,070)	4,283
Total Comprehensive Income / (Loss)	$107,080	$(84,676)

During the period, the Company continues redesigning its product user interface, learning management system, and the multi-browser delivery system for desktops and tablets for the ELL Technologies suite of products including Scholar, Business, Business Traveler, Master, Kids, and Placement Test.

Foreign Exchange

During the three months ended June 30, 2013, the Company recorded foreign exchange gain of approximately $49,603 as compared to $35,131 in 2012, relating to the Company's currency risk through its activities denominated in foreign currencies as the Company is exposed to foreign exchange risk as a significant portion of its revenue and expenses are denominated in US Dollars, European Euros, and Chinese Renminbi.

Share-based Payments

The Company amortizes share-based payments with a corresponding increase to the contributed surplus account. During the six month period, the Company recorded an expense of $43,909 compared to $41,783 during 2012.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Net Income (Loss)

The Company reported total comprehensive income of $107,080 for the three month period ended June 30, 2013, as compared to a net comprehensive loss of $(84,676) in 2012.

Summary of Quarterly Results

	Q3-12	Q4-12	Q1-13	Q2-13
Revenue	$129,424	$891,747	$137,754	$715,618
Income / (Loss) Before Taxes and Other Comp Income	(733,011)	(230,718)	(364,031)	220,240
Total Comprehensive Income / (Loss)	(690,052)	38,611	(398,951)	107,080
Income / (Loss) per Basic and Diluted Share	$(0.03)	$0.002	$(0.02)	$0.005

	Q3-11	Q4-11	Q1-12	Q2-12
Revenue	$349,544	$960,851	$257,927	$737,163
Loss Before Taxes and Other Comp Income	(847,181)	(1,110,253)	(623,203)	(14,503)
Total Comprehensive Loss	(999,551)	(1,125,228)	(628,621)	(84,676)
Loss per Basic and Diluted Share	$(0.05)	$(0.05)	$(0.03)	$(0.01)

Liquidity and Capital Resources

As at June 30, 2013, the Company had cash of $93,052 compared to $264,109 for the same period in 2012. Accounts and grants receivable of $786,309 were outstanding at the end of the period compared to $996,654 in the second quarter of 2012. With 85% of the receivables from PEP and a 90 to 180 day collection cycle, the Company does not anticipate an effect on its liquidity. Total current assets amounted to $964,635 (2012 - $1,337,870) with current liabilities of $1,882,772 (2012 - $1,685,395) resulting in a working capital deficiency of $(918,137) (2012 - $(347,525)).

The Company receives government grants based on certain eligibility criteria for international marketing support and publishing industry development in Canada. These government grants are recorded as a reduction of general and administrative expenses to offset direct costs funded by the grant. The Company receives these grants throughout the year from different agencies and government programs. Each grant is applied for separately based on the Company meeting certain eligibility requirements. The Company has relied on obtaining these grants for its operations and has been successful at securing them in the past, but it cannot be assured of obtaining these grants in the future.

The Company plans on raising additional equity through private placement financings, as the capital markets permit, in an effort to finance its growth plans and expansion into new international markets. The Company has been successful in raising sufficient working capital in the past.

The Company has incurred significant losses over the years. This raises significant doubt about the Company’s ability to continue as a going concern. The ability of the Company to continue as a going concern is dependent upon raising additional financing through the issuance of equity, debt financing, sales contracts and distribution agreements. The outcome of these matters is partially dependent on factors outside of the Company’s control.

Contractual Obligations

Future minimum lease payments under operating leases for premises and equipment are as follows:

2013	$111,925
2014	223,850
2015	193,586
2016	193,586

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Off-Balance Sheet Arrangements

The Company has not entered into any off-balance sheet finance arrangements.

Transactions with Related Parties

During the quarter, the Company had the following transactions with related parties, made in the normal course of operations, and accounted for at an amount of consideration established and agreed to by the Company and related parties.

Key management compensation was $82,500 (2012 – $121,500) and is reflected as consulting fees paid to corporations owned by a director and officers of the Company, all of which is deferred and included in accrued liabilities.

At June 30, 2013, the Company had loans payable due to corporations controlled by directors and officers of the Company in the amount of $435,000 (2012 - $545,000) bearing interest at 9% per annum. Interest expense related to these loans for the three months ended June 30, 2013 is $9,761 (2012 - $11,894).

During the quarter, the Company repaid loans to a related party in the amount of $100,000. Interest paid related to this loan was $2,959.

Additional Disclosure

Intangibles

	Software and web development	Content Platform	Customer Relationships	Total
Cost, January 1, 2012	$6,649,699	$1,477,122	$130,000	$8,256,811
Additions	29,858	-	-	29,858
Foreign exchange effect	4,160	-	-	4,160
Cost, June 30, 2012	6,683,717	1,477,112	130,000	8,290,829
Additions	113,357	-	-	113,857
Foreign exchange effect	(4,911)	-	-	(4,911)
Cost, December 31, 2012	6,792,163	1,477,112	130,000	8,399,275
Additions	232,235	-	-	232,235
Foreign exchange effect	1,625	-	-	1,625
Cost, June 30, 2013	$7,026,023	$1,477,112	$130,000	$8,633,135

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis

Accumulated depreciation, January 1, 2012	6,583,618	470,214	103,548	7,157,290
Charge for the period	20,394	147,307	26,542	194,243
Foreign exchange effect	(3,500)	-	-	(3,500)
Accumulated depreciation, June 30, 2012	6,600,512	617,521	130,000	7,348,033
Charge for the period	22,584	148,925	-	171,509
Foreign exchange effect	3,500	-	-	3,500
Accumulated depreciation, December 31, 2012	6,626,596	766,446	130,000	7,523,042
Charge for the period	50,472	146,497	-	196,969
Foreign exchange effect	(121)	-	-	(121)
Accumulated depreciation, June 30, 2013	$6,676,947	$912,943	$130,000	$7,719,890

Net book value, Dec. 31, 2012	$165,567	$710,666	$-	$876,233
Net book value, June 30, 2013	$349,076	$564,169	$-	$913,245

The Company began commercial production and sale of its services and products during 2009 and started amortizing the cost of software and web development costs on a straight-line basis over the useful life of the assets which is estimated to be 3 years. During 2011, the Company recognized an impairment loss of $703,600 in relation to its software and web development in Speak2Me because the carrying value of the software and web development exceeded the expected recoverable amount. The recoverable amount is based on management’s best estimate of the selling price, less costs to sell. No impairment was recognized in 2012.

Property and Equipment

Cost, January 1, 2012	$213,162
Additions	-
Effect of foreign exchange	(833)
Cost, December 31, 2012	212,329
Additions	-
Effect of foreign exchange	1,788
Cost, June 30, 2013	$214,117

Accumulated depreciation, January 1, 2012	$164,841
Charge for the year	9,838
Effect of foreign exchange	(706)
Accumulated depreciation, December 31, 2012	173,973
Charge for the period	3,890
Effect of foreign exchange	1,650
Accumulated depreciation, June 30, 2013	$179,513

Net book value, December 31, 2012	$38,356
Net book value, June 30, 2013	$34,604

Disclosure of Outstanding Share Data

As of August 29, 2013, the followings are outstanding:

Common Shares – 20,899,177

Warrants – 5,533,668

Stock Options – 2,971,500

Approval

The Directors of Lingo Media have approved the disclosure contained in this MD&A.

Additional Information

Additional information relating to the Company can be found on SEDAR at www.sedar.com.

Lingo Media Corporation (TSX-V: LM; OTC BB: LMDCF) Management Discussion & Analysis